--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)


                       HOST MARRIOTT SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       HOST MARRIOTT SERVICES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  440914-10-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOE P. MARTIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       HOST MARRIOTT SERVICES CORPORATION
                              6600 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 380-7000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:



         BRUCE E. ROSENBLUM, ESQ.                      SCOTT C. HERLIHY, ESQ.
             LATHAM & WATKINS                             LATHAM & WATKINS
1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300   1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
       WASHINGTON, D.C. 20004-2505                  WASHINGTON, D.C. 20004-2505
              (202) 637-2200                               (202) 637-2200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1999 (as subsequently amended, the "Schedule 14D-9") by Host Marriott Services Corporation, a Delaware corporation (the "Company"), relating to the cash tender offer by Autogrill Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Autogrill Overseas S.A., a Luxembourg Company and a wholly-owned subsidiary of Autogrill S.p.A., an Italian company (together, "Autogrill"), to purchase all outstanding shares (the "Shares") of common stock of HMS, no par value, at a price of $15.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 30, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed by the Purchaser with the Commission. Unless otherwise indicated, capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Pursuant to the Offer, which expired at Midnight, New York City time, on Thursday, August 26, 1999, the Purchaser purchased a total of 30,484,407 Shares on August 27, 1999 (or approximately 90.7% of the outstanding Shares) and an additional total of 210,967 Shares on September 1, 1999 (or approximately an additional 0.6% of the outstanding Shares).

     In accordance with the terms of the Merger Agreement, after the Purchaser purchased the total of 30,695,374 Shares, the Purchaser merged with and into the Company on September 1, 1999, pursuant to the "short-form" merger procedure permitted under Delaware law. Upon consummation of the merger, the Company, as the Surviving Corporation in the Merger, became a wholly-owned subsidiary of Autogrill Overseas S.A., a wholly-owned subsidiary of Autogrill S.p.A., and the separate corporate existence of Autogrill Acquisition Co. ceased.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1999   HOST MARRIOTT SERVICES CORPORATION

                                     By: /s/ JOE P. MARTIN
                                             -----------------------------------
                                         Name:     Joe P. Martin
                                         Title:    Senior Vice President,
                                                   General Counsel and
                                                   Secretary